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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                           FORM 8-A/A AMENDMENT NO. 4

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                               XEROX CORPORATION
             (Exact Name of Registrant as specified in its Charter)

            New York                                   16-0468020
  (State of incorporation or organization)          (I.R.S. Employer
                                                   Identification No.)

     P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut  06904-1600
              (Address of principal executive offices)          (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                       Name of Each Exchange on Which
to be so Registered                       Each Class is to be Registered
--------------------                      ------------------------------

Common Stock,                             New York Stock Exchange
par value $1.00 per share                 Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)


Item 1.  Description of Securities to be Registered.

     Pursuant to the resolutions adopted on January 25, 1999, the Board of Directors of Xerox Corporation (the "Company") declared a two-for-one stock split (the "Stock Split") on the Company's Common Stock, par value $1.00 per share ("Common Stock"). The Stock Split will be effected in the form of a 100% stock dividend to be distributed on or about February 23, 1999 to the holders of record of Common Stock, as of 5 p.m., E.S.T., February 4, 1999, and an equivalent distribution upon treasury shares of the same class, such shares so distributed to also constitute treasury shares. In order to reflect the effects of the Stock Split on the Rights described below, Item 1 of the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on April 6, 1987, as amended by Amendment No. 1 thereto on Form 8 filed with the Commission on February 6, 1989, as amended and restated by Amendment No. 2 and Amendment No. 3 thereto on Form 8-A filed with the Commission on June 4, 1996 and April 7, 1997, respectively, is hereby further amended and restated in its entirety as follows:

                          DESCRIPTION OF COMMON STOCK

     Certain statements under this heading are summaries of the provisions with respect to Common Stock of the Company contained in the Company's Restated Certificate of Incorporation. Such summaries do not purport to be complete and are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation, which is incorporated herein by reference.

Authorized shares, issued and outstanding shares, and reserved shares
---------------------------------------------------------------------

     The Company has the authority to issue 1,050,000,000 shares of Common Stock. As of December 31, 1998, there were 328,597,847 shares of Common Stock issued, of which 328,393,288 shares were then outstanding. Also as of such date, there were 663,966,516 authorized but unissued shares of Common Stock, of which 57,640,196 shares were held in reserve for issuance in connection with (i) conversion of Convertible Subordinated Debentures due 2018, (ii) conversion of notes due in 2014, (iii) various executive incentive plans, (iv) employees' stock option and similar plans, (v) exchange of non-voting exchangeable Class B Shares of Xerox Canada Inc., a majority-owned subsidiary of the Company ("XCI"), and exercise of rights granted under XCI's Executive Rights Plan and (vi) conversion of the Series B Convertible Preferred Stock held by the Trustee for the Company's Employee Stock Ownership Plan (the "Series B Convertible Preferred Stock"). Upon effectiveness of the Stock Split, the foregoing numbers of shares of Common Stock are projected to be as follows on a pro forma basis: 657,195,694 shares issued, of which 656,786,576 shares would then be outstanding, and 335,368,669 authorized but unissued shares, of which 115,280,392 shares would then be held in reserve for issuance.

Dividend rights and restrictions
--------------------------------

     The holders of Common Stock are entitled to dividends as and when declared by the Board of Directors out of the net assets of the Company legally available therefor and there are no restrictions on the purchase or redemption of such stock by the Company under its charter or by-laws or any instrument to which it is a party, provided all dividends for past periods and the dividends for the current quarter on any outstanding cumulative preferred stock and retirement, purchase or sinking fund requirements thereon, if any, have been paid or provided for, and subject further to the restrictions referred to below.

Voting rights and noncumulative voting
--------------------------------------

     Except as otherwise prescribed by law and except as provided below, the holders of Common Stock possess voting rights for all purposes equal with Series B Convertible Preferred Stock, one vote per share. Notwithstanding the foregoing, if six quarterly dividends on the Cumulative Preferred Stock of any series are in default (whether or not consecutive), the holders of any outstanding Cumulative Preferred Stock of the Company, including the Series B Convertible Preferred Stock, have the right to elect, voting as a class, two members of the Board of Directors of the Company, which right continues until such default is cured. Certain mergers and consolidations, sales, leases and pledges of assets are restricted by the provisions relating to several of the Company's debt securities and credit agreements to which the Company is a party. In addition, the separate vote or consent of the holders of any outstanding Cumulative Preferred Stock of the Company, including the Series B Convertible Preferred Stock, may be required to authorize certain corporate action. Since the Common Stock does not have cumulative voting rights, if they choose to do so, the holders of more than 50% of the Common Stock and Series B Convertible Preferred Stock can elect all of the Directors and the holders of the remaining shares cannot elect any Directors.

Liquidation rights
------------------

     Upon the dissolution, liquidation or winding up of the Company, after the payment in full of all preferential amounts to which the holders of outstanding shares of all classes of stock having prior rights shall be entitled, the remainder of the assets available for distribution to shareholders will be distributed ratably among the holders of shares of Common Stock.

Preemptive rights
-----------------

     Holders of Common Stock do not possess preemptive rights as to any class of the Company's stock or as to any other securities of the Company.

Liability to further calls or assessments
-----------------------------------------

     The outstanding Common Stock is fully paid and nonassessable.

Shareholder Rights Plan
-----------------------

     On April 7, 1997, the Board of Directors of the Company approved a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent") and declared a dividend distribution of one Right (collectively, the "Rights") for each outstanding share of Common Stock to shareholders of record at the close of business on April 16, 1997 (the "Record Date"). The Rights replaced the cumulative preferred stock purchase rights (the "Old Rights") issued pursuant to a Rights Agreement dated as of April 6, 1987, as amended and restated as of February 6, 1989, between the Company and The Chase Manhattan Bank, N.A. (as successor to Chase Lincoln First Bank, N.A.), as Rights Agent (the "Old Rights Agreement"). The Old Rights Agreement and the Old Rights expired at the close of business on April 16, 1997 pursuant to the terms thereof. Upon effectiveness of the Stock Split, the number of Rights associated with each share of Common Stock will be adjusted to a fractional one-half of one Right.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), which is defined below, the Rights will not be exercisable, will not have any voting rights and will trade with the Common Stock. "Distribution Date" shall mean the earlier to occur of (i) 10 business days following the date of a public announcement that a person, together with persons affiliated or associated with it, has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days following the earlier of the commencement of, or the first public announcement of the intent to commence, a tender offer or exchange offer by a person other than the Company if, upon consummation of the offer, such person, together with persons affiliated or associated with it, would be the beneficial owner of 20% or more of the outstanding Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date; provided that the Company is required to make the necessary and appropriate rounding adjustments so that Rights Certificates representing only whole numbers of Rights are distributed, and cash is paid in lieu of any fractional Rights. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options, any other issuance of Common Stock with respect to awards outstanding under employee benefit plans outstanding on the Distribution Date and in connection with the conversion of convertible securities issued after April 7, 1997, only Common Stock issued prior to the Distribution Date will be issued with Rights.

     Each Right entitles the registered holder to purchase from the Company one three-hundredth of a share of a series of cumulative preferred stock of the Company designated Series A Cumulative Preferred Stock (the "Preferred Stock"), at a price of $250.00 (the "Purchase Price"), subject to adjustment. If an Acquiring Person (as defined below) acquires the Company in a transaction in which the Company and its Common Stock survive, the Rights (other than the Rights beneficially owned by the Acquiring Person or by certain related parties and transferees) will entitle the holder thereof, upon payment of the then current Purchase Price, to purchase
Common Stock (or, in certain circumstances as determined by the Company, other securities, cash, or other property) having a value of two times the Purchase Price. If certain types of mergers, sales of assets or other business combinations involving the Company occur after the Rights become exercisable, the Rights (other than the Rights beneficially owned by the Acquiring Person or by certain related parties and transferees) will entitle the holder thereof, upon payment of the then current Purchase Price, to purchase common stock of the acquiring company having a value of two times the Purchase Price. Notwithstanding the foregoing, at any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common
Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one three-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). "Acquiring Person" shall mean any person who constitutes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law, in effect from time to time (generally defined to include any person who or which, together with all persons affiliated or associated with it, shall be the beneficial owner of 20% or more of the shares of Common Stock then outstanding).

     At any time until the close of business on the 10th business day following the date of a public announcement that a person has become an Acquiring Person, the Company may redeem all, but not less than all, the then outstanding Rights at a redemption price of $.01 per Right. The foregoing notwithstanding, the Rights generally may not be redeemed for 120 days following a change in the majority of the Board of Directors of the Company as a result of a proxy contest.

     The Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the Rights Agreement may be amended by the Board of Directors of the Company in order to (i) cure any ambiguity, (ii) shorten or lengthen any time period under the Rights Agreement, or (iii) make changes that will not adversely affect the interests of the holders of Rights; provided such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights, and further; provided, that no amendment may be made at such time as the Rights are not redeemable. The Rights will expire at the close of business on April 16, 2007, unless earlier redeemed or exchanged by the Company.

     A copy of the Rights Agreement has been filed with the Commission as an Exhibit to a Current Report on Form 8-K dated April 7, 1997. A copy of the Rights Agreement will be available free of charge from the Company. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. In general, the Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors generally may, at its option, redeem at any time until the close of business on the Stock Acquisition Date, all, but not less than all, the then outstanding Rights at the Redemption Price.

Item 2.  Exhibits.

Exhibit No.  Description
-----------  ------------

(1) Restated Certificate of Incorporation of the Company filed by the Department of State of New York on October 29, 1996 (incorporated by reference to Exhibit 3(a)(1) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1996).

(2)          By-Laws of the Company, as amended through January 25, 1999.

(3) Form of Rights Agreement dated as of April 7, 1997, between the Company and The First National Bank of Boston, as Rights Agent, which includes as Exhibits A and B thereto the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, respectively (incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K dated April 7, 1997).

(4)          Press Release dated April 7, 1997 (incorporated by reference to
             Exhibit 4 to the Company's Registration Statement on Form 8-A filed with the Commission on April 7, 1997).

(5) Form of Certificate of Adjustment to be dated on or about February 23, 1999 (incorporated by reference to Exhibit 5 to Amendment No. 1 to Company's Registration Statement on Form 8-A filed with the Commission on January 26, 1999).


                                       SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       XEROX CORPORATION (Registrant)

                                       By:   /s/  Martin S. Wagner
                                           --------------------------
                                           Name:  Martin S. Wagner
                                           Title: Assistant Secretary
Date:  January 26, 1999